GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLP

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Email Address: AHudders@golenbock.com

September 21, 2022

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Life Sciences

Washington, DC 20549

Attention:      Christie Wong

Brian Cascio

Tyler Howes

Celeste Murphy

Re:	Origin Agritech Limited Amendment No. 1 to Form 20-F for Fiscal Year Ended September 30, 2021 Filed August 8, 2022 File No. 000-51576

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 19, 2022. This letter sets forth below the comments of that letter to Amendment No. 1 to Form 20-F for the Fiscal Year Ended September 30, 2021 (“20-F”), of Origin Agritech Limited (the “Company”), filed on August 8, 2022, followed by the responses of the Company. I am responding on behalf of the Company as its counsel.

Amendment No. 1 to Form 20-F for Fiscal Year Ended September 30, 2021

Introduction

Corporate Structure, page 3

1.	We note disclosure stating that you are a holding company incorporated in the British Virgin Islands with all of your operations located in China. We also note that some of these operations are conducted through a variable interest enterprise, or VIE. Please include a cross-reference to your detailed discussion of risks facing the company as a result of your operating structure.

Securities and Exchange Commission

September 21, 2022

Response:

The Company has included in the Introduction Section of Form 20-F, as amended, a cross reference to the risk factors about the corporate organization and being an operating company in the Peoples’ Republic of China (“PRC”)

2.	Please revise to discuss how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response:

The Company has added disclosure to the Introduction Section of Form 20-F, as amended, to discuss the changes in regulation by the PRC about the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

I reiterate that the B F Borgers CPA PC, the reviewing accountants for the Company, is located in the United States, in Lakewood, Colorado, and is subject to the PCAOB. That firm has confirmed that the work papers and other company information is fully available to the PCAOB, in this country. As a result, it is the belief of the Company that the Holding Foreign Companies Accountable Act and related regulations will not affect the Company.

3.	Please revise to provide a more detailed description of how cash is transferred through your organization and disclose your intentions to distribute earnings. Discuss whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization. If you have cash management policies and procedures, please add a related description here. Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Securities and Exchange Commission

September 21, 2022

Response:

Cash is transferred through our organization in the following manner:

●      Our equity structure is a VIE structure, that is, Origin Agritech, the British Virgin Islands entity listed in the U.S., through State Harvest Holdings, a British Virgin Islands subsidiary of Origin Agritech and its wholly-owned China Mainland subsidiary Beijing State Harvest Biotechnology, controls its operating entities Beijing Origin Seed Limited and its subsidiary Xinjiang Originbo Seed Limited in Mainland China, under a VIE arrangement.

●      As of the date of this report, neither Origin Agritech nor any of its subsidiaries have paid dividends or made distributions to U.S. investors.

●      Within our VIE structure, the cross-border transfer of funds from Origin Agritech to its Chinese subsidiaries is legal and compliant with the laws and regulations of China. Origin Agritech is permitted to provide funding to its subsidiaries in mainland China in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements of the respective jurisdiction. There are no quantity limits on Origin Agritech’s ability to make capital contributions to its subsidiaries in mainland China under the PRC regulations. If we transfer any of the proceeds to one of our PRC subsidiaries through loans, under current PRC law we will need to register such loans with the SAFE or one of its local branches, and the amount that we may convert into RMB and loan to one of these entities will be limited by applicable SAFE regulations, in the case of a loan to one of our PRC subsidiaries, to the greater of (i) the difference between the subsidiary’s approved total investment and the subsidiary’s total registered capital and (ii) two times the PRC subsidiary’s net assets.

●      As a holding company, Origin Agritech relies on dividends and other distributions on equity paid by its operating subsidiaries in mainland China for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders or to any service expenses it may incur. For operating subsidiaries in mainland China, they will first transfer funds to State Harvest Holdings Limited in accordance with applicable laws and regulations of mainland China, and then to Origin Agritech. Origin Agritech will then distribute dividends to its shareholders in proportion to their respective shareholding. As of the date of this report, none of our subsidiaries has made any transfers, dividends or other distributions to Origin Agritech. We intend to retain most, if not all, of our available funds and any future earnings to the development and growth of our business in China and do not expect to pay dividends in the foreseeable future.

●      The ability of our subsidiaries in mainland China to distribute dividends is based upon their distributable earnings. Current PRC regulations permit these subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of our operating subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Origin Agritech. We believe, other than above, current PRC regulations do not prohibit or limit using cash generated from one subsidiary to fund another subsidiary’s operations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

Securities and Exchange Commission

September 21, 2022

We have revised our 20-F to add the required disclosures.

4.	Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response:

The Company has reviewed the sections in the current amendment and edited those places where it believes it has suggested that the consignment agreements, the basis of the VIE elements of the Company, is equivalent to control by indicating contractual control rather than equity control.

The Company evaluates all transactions and relationships with variable interest entities (“VIE”) to determine whether the Company is the primary beneficiary of the entities in accordance with FASB ASC 810, Consolidation.

The Company’s overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:

•	determine whether the entity meets the criteria to qualify as a VIE; and

•	determine whether the Company is the primary beneficiary of the VIE.

Securities and Exchange Commission

September 21, 2022

In performing the first step, the significant factors and judgments that the Company considers in making the determination as to whether an entity is a VIE include:

•	the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;

•	the nature of the Company’s involvement with the entity;

•	whether control of the entity may be achieved through arrangements that do not involve voting equity;

•	whether there is sufficient equity investment at risk to finance the activities of the entity; and

•	whether parties other than the equity holders have the obligation to absorb expected losses or the right to receive residual returns.

If the Company identifies a VIE based on the above considerations, it then performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and judgments:

•	whether the entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and

•	whether the entity has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Based on its evaluation of the above factors and judgments, as of September 30, 2021, 2020 and 2019, the Company consolidated any VIEs in which it was the primary beneficiary.

Securities and Exchange Commission

September 21, 2022

The Company has disclosed that the VIE agreements have not been tested in a court of law as to their enforceability and providing the benefits of their terms.

Corporate Structure , page 3

5.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response:

We have revised our Form 20-F to include this financial data.

Item 3. Key Information

Risk Factors, page 7

6.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Securities and Exchange Commission

September 21, 2022

Response:

The Company has added risk factors to indicate that the PRC government may determine that the consignment agreements of the Company do not comply with PRC law and regulation, and also that the PRC government may assert control over the Company for that and other reasons. It is also disclosed that if the PRC government acts towards the Company negatively based on the above, the consequence will be a negative impact on the Company and that the Company and stock value will decline or become worthless.

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response:

The forgoing comments have been addressed in both the Introduction Section and the addition of a risk factors in Item 3, under the subpart, “Risks relating to our corporate structure.”

Item 5. Operating and Financial Review and Prospects

Results of Operations - Revenues , page 47

8.	We reference your response to comment 2. You indicate that the decline in revenue in fiscal year 2021 was mainly due to significant scrap sales in fiscal year 2020. However, we note from page 47 that the scrap sales increased for fiscal year 2021. In addition, revenue from hybrid corn seed decreased significantly in fiscal 2021 compared to fiscal 2020. Please revise to clarify the reason for the significant decline in revenues in fiscal 2021. Please also revise to explain the reason for the significant decline in revenues in fiscal 2020 compared to fiscal 2019.

Securities and Exchange Commission

September 21, 2022

Response:

The decline in revenues for FY 2021 was overall a decline in sales of our crop seed products. We believe the decline was due to a shortage of inventory supply. We decided to produce less seed considering stock level. However, part of our old seed inventory went scrapped and became scrap sales, therefore, our supply to distributors decreased resulting in a decline in revenues.

Each year we estimate the potential demand for our seed products, which takes place generally at least a year in advance of the crop seed sales period. The demand is estimated on the basis of past sales and the placement of advance orders for crop seeds for the next growing season. Production estimates and results may also be influenced by the growing season, which depends on climate/weather/nature and its effect on final production of crop seeds. We attempt to take this into account when growing the seed crop, but it is difficult to anticipate the effects of nature on the final seed production amount. Generally, there is overestimated to assure sufficient quantity of crop seeds to meet the estimated demand.

In both 2020 and 2021, there was production and sales that resulted in 303 metric tons of scrap seeds in 2020 and 240 metric tons of scrap seed in 2021. The scrap seed is sold at a significant discount for livestock feed, rather than as crop seed, as old seed is likely to germinate at low rates and is therefore undesirable for farmers to plant for regular crops. In each FY 2020 and 2021 we encountered the issue of declines in the sales of crop seeds, resulting in an increase of scrap seed which was sold at a discounted price, but due to the sale of the larger tonnage of scrap seed, those revenues were a larger proportion of overall revenues. The company reiterates, however, that the revenues from scrap seeds is not a significant percentage of its overall revenues.

General and Administrative , page 48

9.	We note your response to comment 1. Fiscal year 2021 general and administrative expenses were approximately RMB15.2 million higher than the prior year, most of which appears to relate to the increase in the bad debt provision. Please clarify the reason for the significant increase in the bad debt provision during the year. In addition, clarify the impairments recorded in fiscal 2021 and the reason for the impairments. We note from page F-7 that most of the impairment appears to relate to property and equipment. However, your discussion on page 48 indicates that the impairment is for land use right and intangible assets related to Xinjiang Origin. In addition, quantify and discuss each of the reasons for the significant increase in general and administrative expenses in fiscal 2020 compared to 2019.

Securities and Exchange Commission

September 21, 2022

Response:

For bad debt provision, the Company determined that it was unlikely that its related parties Beijing Shihui and Linze Origin Seeds Ltd. were going to experience a positive change in their business operations and have sufficient resources to pay back amounts owed. Due to deteriorating financial conditions over several years for these related parties, management concluded that a bad debt reserve was required in both fiscal years ended September 30, 2021 and 2020, respectively.

Our impairment discussion on page 48 was separately allocated to plant and equipment as well as the land use rights in which the related plant and equipment were located.

As it relates to our impairment of plant and equipment and land use rights, we note the following:

China's crop seed market has been over supplied for the past 5 years and we have had leftover inventory in stock that could not be sold. The Company has produced less seeds in recent years due to our production plan and inventory existing stock levels. As a result, our Xinjiang facility had excessive capacity on hand. The Company recorded impairment losses on assets that were not being used and that did not have any secondary use in which revenues could be generated. Certain of these assets (tangible and intangible) as they were idle and lacked further use, had no remaining fair value and were written off to $0.

The following table provides quantification and discussion of the reasons for the significant increase in general and administrative expenses in fiscal 2020 compared to 2019:

Securities and Exchange Commission

September 21, 2022

Items	Year Ended September 30, 2020	Year Ended September 30, 2019	Reason
Non-cash one-time expenses bad debt provision	RMB28.3million	Nil	As the state of operation of related parties Beijing Shihui was continuing to deteriorate in recent years, they had no ability of repaying the debt.
Non-cash one-time expenses impairment of fixed assets	RMB24.0million	Nil	The company decided to produce less seeds due to production plan and inventory stock level. As a result, our Xinjiang facility was having an excessive capacity. The company decided to conduct impairment on idle assets, including both fixed and intangibles, after a few years of excessive capacity status.
Non-cash one-time expenses impairment of assets - land use right and intangible assets	RMB2.7million	Nil	The company decided to produce less seeds due to production plan and inventory stock level. As a result, our Xinjiang facility was having an excessive capacity. The company decided to conduct impairment on idle assets, including both fixed and intangibles, after a few years of excessive capacity status.

Securities and Exchange Commission

September 21, 2022

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:           Dr. Gengchen Han, Chairman and

Chief Executive Officer